Exhibit 13.3

Holding Statement

Audience: general public

Purpose: To respond to press inquiries

Date of first use: Public filing date

Date of last use: potentially 12 months after qualification

Jamestown announces its new investment platform, Jamestown Invest. This online investment portal allows U.S. investors the opportunity to invest in a portfolio of commercial real estate, utilizing Jamestown’s vertically integrated business model. Jamestown Invest builds upon Jamestown’s over 35 years of experience managing real estate funds for nearly 80,000 German individuals, U.S., and international institutional investors and continues the company’s legacy of innovation. For more information, visit www.JamestownInvest.com, and the filing is available at [insert SEC Edgar link].

NOTICE: www.JamestownInvest.com is operated by Jamestown, LP (“Jamestown”). Jamestown intends to sponsor a public offering pursuant to Regulation A under the Securities Act of 1933, as amended. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves no obligation or commitment of any kind. Copies of the preliminary offering statement for the Regulation A offering may be obtained by visiting [insert SEC EDGAR link].

All securities-related activity with respect to Jamestown Invest 1, LLC is conducted by North Capital Private Securities Corporation (NCPS), a registered broker-dealer, and member FINRA, SIPC, located at 623 E Ft. Union Blvd., Suite 101, Salt Lake City, Utah 84047